

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2007

Mr. John K. Stubblefield, Jr.
Executive Vice President, Finance
and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

> **Re:** **Sysco Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2006**
> **Filed September 14, 2006**
> **File No. 1-06544**

Dear Mr. Stubblefield:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2006

Financial Statements, page 31

Notes to Consolidated Financial Statements, page 39

3. Changes in Accounting, page 42

1.   We note your change in measurement date for your pension and other
        postretirement benefit plans from fiscal year-end to May 31st . We further note
        that you believe this accounting change is preferable, as the one-month
        acceleration of the measurement date allows additional time for you to evaluate
        and report the actuarial pension measurements in the year-end financials
        statements and disclosures within the accelerated filing deadlines of the SEC. We
        finally note that your independent auditors conclude that this accounting change
        is an acceptable alternative method which, based on your business judgment to
        make this change, is preferable in your circumstances. Please tell us in more
        detail why you believe this one-month acceleration is preferable. Please be
        advised that, absent compelling evidence to the contrary, it has been the position
        of the staff that a change from a year-end to some other measurement date for
        pension and other postretirement benefit plans is not generally preferable.

5. Goodwill and Other Intangibles, page 43

2.   We note on page 59 that you paid approximately $117 million during the year for
        current year acquisitions and for contingent consideration related to prior
        acquisitions and, of that amount, $68 million was recorded to goodwill. Please
        explain to us in detail why the majority of the purchase price was allocated to
        goodwill. Also, please tell us and disclose the level at which you assess goodwill
        impairment. In doing so, tell us whether your reporting units are your reportable
        segments or a component of your segments. Refer to paragraph 30 of SFAS 142.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required

Mr. John K. Stubblefield, Jr.
Sysco Corporation
May 16, 2007
Page 3

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323. Any other questions regarding disclosure issues may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant